ARGENTEX MINING CORPORATION
(An Exploration Stage Company)

CONDENSED INTERIM THREE AND NINE MONTHS CONSOLIDATED
FINANCIAL STATEMENTS ENDED

OCTOBER 31, 2011 and OCTOBER 31, 2010
(Expressed in U.S. Dollars)

(UNAUDITED)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management, and have been approved by the Company’s Audit Committee and Board of Directors.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	October 31,
	2011	January 31,
	(Unaudited)	2011

ASSETS

Current
Cash and cash equivalents	$9,907,188	$5,959,362
Short-term investments	949,163	-
Receivables	38,112	33,102
Prepaid expenses and deposits	152,387	41,823

Total current assets	11,046,850	6,034,287

Equipment (Note 3)	114,942	113,881

Mineral property interest (Note 4)	815,000	815,000

Total assets	$11,976,792	$6,963,168

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 5)	$341,230	$470,914
Due to related parties (Note 6)	6,704	247,306

Total liabilities	347,934	718,220

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding at October 31, 2011 and January 31, 2011	-	-
Preferred stock, Series A convertible, no par value, authorized 2,000, nil shares issued and outstanding at July 31, 2011 and January 31, 2011	-	-
Common stock, no par value, unlimited authorized 71,337,317 and 56,587,922 issued and outstanding at October 31, 2011 and January 31, 2011, respectively	35,186,027	56,588
Shares subscribed	-	104,380
Additional paid-in capital	5,743,107	28,327,108
Deficit accumulated during the exploration stage	(29,331,423)	(22,243,128)
Accumulated other comprehensive gain	31,147	-

Total stockholders' equity	11,628,858	6,244,948

Total liabilities and stockholders' equity	$11,976,792	$6,963,168

Subsequent events (Note 9)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)
(Unaudited)

					From December
	For the Three Months		For the Nine Months		21, 2001
	Ended October 31,		Ended October 31,		(Inception) to
	2011	2010	2011	2010	October 31, 2011

Expenses

Consulting	$308,877	$187,826	$813,513	$763,922	$5,798,584
Depreciation	7,456	4,948	20,872	10,580	59,252
Director fees	-	-	26,205	-	26,205
Foreign exchange (gain) loss	137,426	(190,691)	(68,197)	(101,848)	84,060
Investor relations	108,867	70,827	343,710	132,912	2,351,823
Mineral property interests	898,655	266,340	5,240,204	2,298,760	15,738,807
Office and sundry	14,373	23,595	183,807	112,963	862,500
Professional	66,339	119,600	315,431	323,112	2,368,064
Rent	13,029	8,081	36,558	22,930	176,123
Salaries and benefits	51,012	-	95,287	-	95,287
Transfer agent and filing	(19,889)	57,172	17,569	75,132	339,732
Travel	28,647	28,608	112,324	88,990	538,671
Write-down of mineral claims	-	-	-	-	408,496

Loss before interest income (expense)	(1,614,792)	(576,306)	(7,137,283)	(3,727,453)	(28,847,604)

Interest income (expense)	26,585	813	48,988	1,450	(483,819)

Net loss	$(1,588,027)	$(575,493)	$(7,088,295)	$(3,726,003)	$(29,331,423)

Net loss per share - basic and diluted	$(0.02)	$(0.01)	$(0.11)	$(0.08)

Weighted average number of shares outstanding basic and diluted	69,331,882	45,381,940	62,797,546	44,737,226

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM JANUARY 31, 2010 TO OCTOBER 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

	Common Stock
						Accumulated
			Additional			Other	Total
	Number of		Paid-in	Shares	Accumulated	Comprehensive	Stockholders’
	Shares	Par Value	Capital	Subscribed	Deficit	Income (Loss)	Equity

Balance at January 31, 2010	43,921,754	$43,922	$19,995,457	$-	$(17,078,930)	$(30,213)	$2,930,236
Common stock issued for cash	10,804,706	10,805	7,109,264	-	-	-	7,120,069
Exercise of stock options	458,334	458	163,476	-	-	-	163,934
Exercise of warrants	1,403,128	1,403	502,036	-	-	-	503,439
Shares subscribed	-	-	-	104,380	-	-	104,380
Stock-based compensation	-	-	556,875	-	-	-	556,875
Net loss for the year	-	-	-	-	(5,164,198)	-	(5,164,198)
Unrealized foreign currency exchange gain	-	-	-	-	-	30,213	30,213
Balance at January 31, 2011	56,587,922	56,588	28,327,108	104,380	(22,243,128)	-	6,244,948
Common stock issued for cash	8,700,000	10,120,058	-	-	-	-	10,120,058
Warrants issued for cash	-	-	54,377	-	-	-	54,377
Cost of issuing stock	-	(1,109,591)	124,343	-	-	-	(985,248)
Cost of issuiang warrants for cash	-	-	(9,589)	-	-	-	(9,589)
Exercise of stock options	1,142,500	214,080	301,620	-	-	-	515,700
Exercise of warrants	4,906,895	773,728	1,680,370	(104,380)	-	-	2,349,718
Reallocation upon redomicile (note 1)	-	25,131,164	(25,131,164)		-	-	-
Stock-based compensation	-	-	396,042	-	-	-	396,042
Net loss for the period	-	-	-	-	(7,088,295)	-	(7,088,295)
Unrealized foreign currency exchange gain	-	-	-	-	-	31,147	31,147

Balance at October 31, 2011	71,337,317	$35,186,027	$5,743,107	$-	$(29,331,423)	$31,147	$11,628,858

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(UNAUDITED)

	For the Nine Months Ended		From December 21,
	October 31,		2001 (Inception) to
	2011	2010	October 31, 2011

Cash used in operating activities
Net loss	$(7,088,295)	$(3,726,003)	$(29,331,423)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	20,872	10,580	59,252
Stock-based compensation	396,042	488,697	3,439,762
Debt discount	-	-	5,881
Shares issued to acquire mineral properties	-	-	3,500
Shares issued in payment of bonus	-	-	52,160
Non-cash interest	-	-	333,333
Write-down of mineral claims	-	-	408,496
Changes in operating assets and liabilities:
Receivables	(5,010)	497	(38,112)
Prepaid expenses and deposits	(131,184)	84,641	(173,007)
Accounts payable and accrued liabilities	(129,684)	(269,719)	481,118
Due to related parties	(240,602)	(2,027)	6,704

Net cash used in operating activities .	(7,177,861)	(3,413,334)	(24,752,336)

Cash flows used in investing activities
Acquisition of mineral property interests	-	-	(408,496)
Acquisition of surface rights to mineral property	-	-	(815,000)
Purchase of short-term investments	(4,109,097)	-	(4,109,097)
Redemption of short-term investments	3,206,039	-	3,206,039
Acquisition of equipment	(21,933)	(42,645)	(174,194)

Net cash used in investing activities	(924,991)	(42,645)	(2,300,748)

Cash flows from financing activities
Issuance of convertible debentures	-	-	1,650,000
Issuance of promissory notes	-	-	790,410
Repayment of promissory notes	-	-	(790,410)
Proceeds from issuance of capital stock	12,045,016	7,478,093	35,200,230
Proceeds from shares subscribed	-	141,500	104,380

Net cash provided by financing activities	12,045,016	7,619,593	36,954,610

Effects of foreign currency exchange on cash	5,662	30,213	5,662

Increase in cash during the period	3,947,826	4,193,827	9,907,188

Cash and cash equivalents, beginning of period	5,959,362	3,209,786	-

Cash and cash equivalents, end of period	$9,907,188	$7,403,613	$9,907,188

Supplemental disclosures
Cash (received) paid during the period for:
Taxes	$3,181	$-	$4,258
Interest	$(8,368)	$-	$57,715

Non-cash financing transactions:
Conversion of convertible debenture into common stock	$-	$-	$150,000
Stock based compensation on issuance of brokers warrants	$-	$-	$145,488
Notes and related accrued interest converted to common stock	$-	$-	$1,390,008

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. The Company effected this name change by merging with its wholly owned subsidiary, Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. On November 5, 2007, the Company moved its jurisdiction of domicile from the State of Nevada (Argentex Nevada) to the State of Delaware. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Delaware corporation that was formed specifically for this purpose. The Company’s Delaware subsidiary was the surviving entity in the merger. On June 3, 2011, the Company moved its jurisdiction of domicile back to the State of Nevada. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. The Company’s Nevada subsidiary was the surviving entity in the merger. On June 8, 2011, the Company moved its jurisdiction of domicile from the State of Nevada to the Province of British Columbia, Canada. This re-domicile was effected by a process known as a ‘conversion’ in the State of Nevada and a ‘continuation’ in the Province of British Columbia.

Prior to the re-domicle there was a par value of $0.01 per share on the Company's common stock. In the Company's new jurisdiction, there is no par value on the Company's common stock and management has reclassified $25,131,164 on the issuance of common stock that was originally credited to additional paid in capital to common stock.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. SCRN Properties Ltd. was originally formed as a Delaware corporation on February 13, 2004, and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN Properties Ltd. was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Exploration Stage

The Company is primarily involved in acquiring and exploring mineral properties in Argentina. The Company is in the exploration stage of its mineral property development and to date has not yet established any proven mineral reserves on its existing properties. The Company has not produced any significant revenues from its principal business or commenced significant operations and it is considered an exploration stage company as defined by Securities and Exchange Commission (SEC) Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915.

Basis of Presentation and Preparation

The interim financial information of the Company as of October 31, 2011 and for the three months and nine months ended October 31, 2011 and 2010 is unaudited, and the balance sheet as of January 31, 2011 is derived from audited financial statements. The accompanying condensed consolidated financial statements have been prepared in accordance with U. S. generally accepted accounting principles for interim financial statements. Accordingly, they omit or condense notes and certain other information normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles. The accounting policies followed for quarterly financial reporting conform with the accounting policies disclosed in Note 2 to the Notes to Financial Statements included in the Company's Annual Report on its Annual Information Form (“AIF”) for the year ended January 31, 2011.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS, continued

In the opinion of management, all adjustments that are necessary for a fair presentation of the financial information for the interim periods reported have been made. All such adjustments are of a normal recurring nature. The results of operations for the three months and nine months ended October 31, 2011 are not necessarily indicative of the results that can be expected for the fiscal year ending January 31, 2012. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's AIF for the year ended January 31, 2011.

Additional significant accounting policies that either affect us or have been developed since January 31, 2011 are summarized below.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Recently Adopted Accounting Pronouncements

Business Combinations

In December 2010, FASB Accounting Standards Codification (“ASC”) guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. Adoption of the updated guidance, effective for the Company’s fiscal year beginning February 1, 2011, had no impact on the Company’s condensed consolidated financial position, results of operations or cash flows.

Fair Value Accounting

In January 2010, ASC guidance for fair value measurements and disclosure was updated to require more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2 and 3. Adoption of the updated guidance, effective for the Company’s fiscal year beginning February 1, 2011, had no impact on the Company’s condensed consolidated financial position, results of operations or cash flows.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash, Cash Equivalents and Short-term investments

The following tables summarize the Company’s available-for-sale securities’ adjusted cost, gross unrealized gains, gross unrealized losses and fair value by significant investment category recorded as cash and cash equivalents or short-term marketable investments as of October 31, 2011 and January 31, 2011:

October 31, 2011

		Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Short-term Investments
Level 1:
	Cash	$9,904,769	$2,419	$-	$9,907,188	$9,907,188	$-

Level 2:	Term deposit	930,962	18,201		949,163	-	949,163
				-

	Total	$10,835,731	$20,620	$-	$10,856,351	$9,907,188	$949,163

The Company may redeem all or a portion of its one year term deposit prior to its maturity on March 2, 2012 to fund operations.

January 31, 2011

		Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Short-term Investments
Level 1:
	Cash	$965,307	$-	$-	$965,307	$965,307	$-
Level 2:
	Bankers Acceptance	4,993,006	1,049	-	4,994,055	4,994,055	-

	Total	$5,958,313	$1,049	$-	$5,959,362	$5,959,362	$-

The Company’s cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

(a)	Level 1-Fair value approximates the carrying amounts due to the short-term nature.
(b)	Level 2-Inputs are directly observable from market data

The significant transfers between level 1 and level 2 are disclosed in the cash flow statement.

Comparative figures

Certain prior period amounts in the condensed interim consolidated financial statements and notes thereto have been reclassified to conform to the current period’s presentation. These reclassifications had no effect on our results of operations or financial position for any period presented. The prior year’s accrued liabilities, as originally disclosed on the balance sheet, have been combined and the details are disclosed in Note 5.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Change in Accounting Policy

Functional Currency
The Company had previously considered itself to be functionally US dollar denominated and reported in US dollars. During the period, management has determined that during the fourth quarter of its fiscal year ended January 31, 2010, the parent company’s (Argentex’s) functional currency became the Canadian dollar whereas its subsidiary (SCRN Properties Ltd.) remained functionally denominated in US dollars.

As a result of this change in accounting policy, management recognizes foreign exchanges gain (losses) on balances held in currencies other than the Canadian dollar in the trial balance of the Parent Company and then translates the Canadian balances to the US reporting currency. Any foreign exchange differences on conversion from the Canadian functional currency to the US dollar reporting currency are recorded as other comprehensive income.

This change in accounting policy is being applied prospectively. Management has determined that retroactive restatement of the Company’s financial statements issued since January 31, 2010 is not required as the amount that would have been recorded as other comprehensive income is not material.

Recently Issued Accounting Pronouncements

Comprehensive Income

In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. The update is effective for the Company’s fiscal year beginning February 1, 2012. The Company does not expect the updated guidance to have an impact on the condensed consolidated financial position, results of operations or cash flows of the Company.

Fair value

In May 2011, ASC guidance was issued related to the convergence of U.S. GAAP and IFRS requirements for measuring amounts at fair value as well as disclosures about these measurements. The update is effective for for the Company’s fiscal year beginning February 1, 2012. The Company does not expect the updated guidance to have an impact on the condensed consolidated financial position, results of operations or cash flows of the Company.

Fair Value Accounting

In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in level 3 of the fair value hierarchy. The update is effective for the Company’s fiscal year beginning February 1, 2012. The Company does not expect the updated guidance to have a significant impact on the condensed consolidated financial position, results of operations or cash flows.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 3 – EQUIPMENT

		October 31, 2011
		Accumulated	Net Book
	Cost	Depreciation	Value

Equipment	$108,588	$34,497	$74,091
Furniture and fixtures	19,184	5,931	13,253
Computer equipment	45,829	18,231	27,598
	$173,601	$58,659	$114,942

		January 31, 2011
		Accumulated	Net Book
	Cost	Depreciation	Value

Equipment	$107,560	$21,465	$86,095
Furniture and fixtures	10,829	4,365	6,464
Computer equipment	33,280	11,958	21,322
	$151,669	$37,788	$113,881

NOTE 4 – MINERAL PROPERTY INTERESTS

a)	Pinguino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of a former director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pinguino Property.

The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

The property was acquired on July 1, 2008. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $1,000,000 (C$1,000,000) or all of the royalty for approximately $2,000,000 (C$2,000,000).

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of a former director, the Company paid approximately $7,528 (C$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex- director.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 4 – MINERAL PROPERTY INTERESTS, continued

Condor Project, continued

The Company has the right to repurchase either one-half of the royalty for approximately $1,000,000 (C$1,000,000) or all of the royalty for $2,000,000 (C$2,000,000).

c)	Contreras and Rio Negro Projects

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of a former director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

The Mineral Property Acquisition Agreement and the Share Purchase Agreement also provide for an area of interest such that, in the event that the vendor records any property claims within five (5) kilometers of the boundaries of either the Dyakowski Property or the SCRN Property, such claims will become subject to the respective agreements.

d)	Storm Cat Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of a former director, the Company paid approximately $7,528 (C$10,000) to acquire a 100% interest in mineral claims located in the Santa Cruz and Rio Negro Provinces of the Republic of Argentina, known as the Storm Cat Property. Subsequent to acquisition of these properties, the Company has accounted for expenditures by province.

e)	British Columbia Claims

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. On May 25, 2011, the Company made a cash-in-lieu payment of approximately $3,781 (C$3,632) which advances the expiry date of the three mineral tenures to June 7, 2012.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 4 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statement of operations relates to the following projects:

	Three	Three	Nine	Nine	December 21,
	Months	Months	Months	Months	2001
	Ended	Ended	Ended	Ended	(Inception)
	October	October	October	October 31,	to October 31,
	31, 2011	31, 2010	31, 2011	2010	2011
Pinguino Project:
Claim maintenance	$2,679	$-	$40,399	$9,952	$87,389
Assaying, testing and analysis	138,339	-	412,649	230,924	1,328,642
Camp and field supplies	484,088	9,074	1,117,816	402,637	3,353,535
Drilling	21,928	7,443	2,990,983	1,210,178	8,602,859
Geological and geophysical	91,181	11,050	249,289	119,105	1,293,426
Environmental	35,077	-	106,371	-	106,371
Travel and accommodation	19,697	-	95,115	35,096	272,011
	792,989	27,567	5,012,622	2,007,892	15,044,233
Condor Project:
Claim maintenance	6,331	-	12,665	-	20,193
Camp and field supplies	7,901	-	19,258	-	19,456
Geologoical and geophysical	84,051	-	84,051	-	88,236
	98,283	-	115,974	-	127,885
Contreras Project:
Claim maintenance	-	-	-	-	21,851
Camp and field supplies	-	116,025	1,560	168,120	171,476
Assaying, testing and analysis	-	60,247	-	60,247	60,247
Geological and geophysical	1,518	33,830	100,402	33,830	134,232
Travel and accommodation	-	28,347	-	28,347	28,814
	1,518	238,449	101,962	290,544	416,620
Rio Negro Project
Claim maintenance	5,865	-	5,865	-	12,973
Camp and field supplies	-	-	-	-	51,836
Geological and geophysical	-	-	-	-	39,833
Travel and accommodation	-	-	-	-	9,917
	5,865	-	5,865	-	114,559

Other	-	324	3,781	324	35,510
	$898,655	$266,340	5,240,204	$2,998,760	$15,738,807

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Nine
	Months	Year
	Ended	Ended
	October	January
	31, 2011	31, 2011

Accounts payable	$137,801	$170,632
Accrued liabilities	45,602	21,294
Accrued professional fees	-	49,229
Accrued mineral property interests	158,332	229,759
	$341,735	$470,914

NOTE 6 - RELATED PARTY TRANSACTIONS

Director fees and officer consulting fees for the nine month period ended October 31, 2011 were $668,640 (October 31, 2010 - $685,133) including stock based compensation of $306,149 (October 31, 2010 - $444,350). As at October 31, 2011 the Company owed directors and officers $6,704 (January 31, 2011 - $247,306). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment. Details of the related party transactions and balances, are as follows:

a)

During the nine month period ended October 31, 2011, the Company paid consulting fees of $3,594 (October 31, 2010 - $32,664) and recorded stock based compensation of $nil (October 31, 2010 - $66,518) to a former officer of the Company.

b)

On August 1, 2011 , the Company renewed renewed its consulting agreement with its President and Frontera Geological Services Ltd., (Frontera) a company wholly-owned by its President whereby the Company agreed to pay a consulting fee for services ordinarily provided by a Chief Executive Officer of approximately $12,500 ($12,500) per month plus a sales tax.

During the nine month period ended October 31, 2011 the Company paid or accrued consulting fees of $114,881, (October 31, 2010 - $119,016) and recorded stock based compensation of $1,560 (October 31, 2010 - $24,273) relating to this consulting agreement and a predecessor agreement.

At October 31, 2011, the Company owed $nil (January 31, 2011- $230,723) to a director and officer of this Company.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 6 - RELATED PARTY TRANSACTIONS, continued

c)

During the nine month period ended October 31, 2011 and 2010, the Company paid consulting fees of $nil (2010 – $73,398) and recorded stock based compensation of $nil (2010 - $162,086), relating to a consulting agreement with a former officer of the Company and a company controlled by this officer.

d)

On January 7, 2011 the Company entered into a consulting agreement with a company controlled by the Company’s new Treasurer and Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of approximately $12,500 (C$12,500) per month plus a sales tax. In addition, on January 7, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Treasurer and Chief Financial Officer to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $0.80 per share, for a three (3) year term expiring January 7, 2014. During the nine month period ended October 31, 2011, the Company paid or accrued consulting fees of $118,738 (October 31, 2010 - $nil) and recorded stock based compensation of $78,083 (October 31, 2010 - $nil) related to this consulting agreement. At October 31, 2011 and January 31, 2011, the Company was indebted to an officer of this Company in the respective amounts of $3,628 and $12,672. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company jointly controlled by the Company’s Chief Financial Officer and Treasurer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 ($C1.15) per share, for a five (5) year term expiring August 24, 2016. The options vest in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012.

e)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Companys’s new Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of approximately $12,500 ($C12,500) plus sales tax. In addition, on March 11, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $1.04 per share, for a three (3) year term expiring March 11, 2014. The options are to vest in four installments over 12 months on June 1, 2011, September 1, 2011, December 1, 2011 and March 1, 2012. During the nine month period ended October 31, 2011, the Company paid or accrued consulting fees of $99,073 (October 31, 2010 - $nil) and recorded stock based compensation of $85,769 (October 31, 2010 - $nil) related to this consulting agreement. At October 31, 2011 and January 31, 2011, the Company was indebted to an officer of this Company in the respective amounts of $3,076 and $nil. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company jointly control by the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 ($C1.15) per share, for a five (5) year term expiring August 24, 2016. The options vest in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 6 - RELATED PARTY TRANSACTIONS, continued

f)

During the nine months ended October 31, 2011, the Company paid aggregate director fees of approximately $26,205 ($C25,000) (October 31, 2010 - $nil) to five directors and recorded stock based compensation of $140,737 (October 31, 2010 - $191,474) related to stock options granted to one director (October 31, 2010 - three other directors).

g)

On July 25, 2011 the Company entered into rental agreements for office space in La Plata, Argentina with a consultant of the Company, for the period July 2011 to June 2014 at a cost of $2,500 per month. For the nine months ended October 31, 2011, the Company paid $8,750 and owed $1,250 (October 31, 2010 – $nil).

During the nine months ended October 31, 2011, the Company’s directors and officers exercised a total of 942,500 (October 31, 2010 – 173,334) stock options for $441,700 (October 31, 2010 - $43,334) and exercised nil (October 31, 2010 - 500,000) warrants for proceeds of $nil (October 31, 2010 - $75,000).

Additional related party transactions are disclosed in note 7 to these financial statements.

NOTE 7 – CAPITAL STOCK

Stock Transactions

Between March 3 and May 17, 2011, the Company issued an aggregate of 1,368,116 shares of its common stock at $0.45 per share for proceeds of $615,652 on the exercise of 1,368,116 warrants.

Between April 19 and May 24, 2011, the Company issued 1,500,000 shares of its common stock at $0.15 per share for proceeds of $225,000 on the exercise of 1,500,000 warrants.

Between February 1 and February 7, 2011, the Company issued 380,000 shares of its common stock at $0.49 per share to two directors for proceeds of $186,200 on the exercise of 380,000 stock options. (note 6)

On February 7, 2011, the Company issued 200,000 shares of its common stock at $0.58 per share to a director for proceeds of $116,000 on the exercise of 200,000 stock options. (note 6)

Between February 1 and June 20, 2011, the Company issued an aggregate of 1,056,507 shares of its common stock at approximately $0.92 (C$0.90) per share for proceeds of $974,970 on the exercise of 1,056,507 warrants.

On July 5, 2011, the Company issued 50,000 shares of its common stock at $0.37 per share to its President for proceeds of $18,500 on the exercise of 50,000 stock options. (note 6)

On July 6, 2011, the Company issued 12,500 shares of its common stock at $0.80 per share to an officer of the Company for proceeds of $10,000 on the exercise of 12,500 stock options. (note 6)

Between June 13 and July 12, 2011, the Company issued 982,272 shares of its common stock at $0.65 per share for proceeds of $638,477 on the exercise of 982,272 warrants.

On August 19, 2011, the Company closed a "bought-deal" offering in which it sold 8,700,000 units at a price of approximately $1.16 (C$1.15) per unit for gross proceeds of $10,120,058 (C$10,005,000) and net cash proceeds of $9,134,809. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for approximately $1.60 (C$1.60) until August 19, 2013.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 – CAPITAL STOCK, continued

Stock Transactions continued

Pursuant to the terms of the underwriting agreement, the underwriters collectively received an aggregate cash commission equal to 6% of the gross proceeds or $607,203 (C$600,300) and 522,000 broker warrants. Each broker warrant entitles the holder to purchase one unit at approximately (C$1.15) until August 19, 2013. The fair value of the broker’s warrants was estimated at the date of grant using the Black Scholes pricing model with the following assumptions: risk free interest rate - 0.87%, expected dividend yield- 0%, volatility factor - 77.5%, and expected life - 2 years. Using these assumptions, the fair value of these broker warrants granted amounted to $124,343. This amount has been recorded as a reduction to common stock and credited to additional paid-in capital. In addition, the underwriters were granted an over-allottment option to purchase up to an additional 1,305,000 units at approximately $1.15 (C$1.15) per unit and/or up to an additional 652,500 warrants, or any combination thereof, to cover over-allotments.

On August 30, 2011, the Company issued 300,000 shares of its common stock at $0.37 per share to its President for proceeds of $111,000 on the exercise of 300,000 stock options. (note 6)

On September 20, 2011, the Company issued 200,000 shares of its common stock at $0.37 per share to a former consultant of the Company for proceeds of $74,000 on the exercise of 200,000 stock options.

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2010	9,458,443	$0.61
Issued	10,804,706	1.14
Exercised	(1,403,128)	0.36
Expired	(99,520)	0.72
Balance at January 31, 2011	18,760,501	0.94
Issued	5,524,500	1.60
Exercised	(4,906,895)	0.50
Expired	(225,000)	0.45
Balance at October 31, 2011	19,153,106	$1.24

At October 31, 2011, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
Warrants	Price	Expiry Date
1,923,900	$ 0.90 (C$0.90)	November 27, 2011
900,000	$ 1.25	April 11, 2012
5,002,500	$ 1.60 (C$1.60)	August 19, 2013
522,000	$ 1.15 (C$1.15)	August 19, 2013
10,804,706	$ 1.14 (C$1.14)	October 26, 2015
19,153,106

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 – CAPITAL STOCK, continued

Share purchase warrants (continued):

On September 15, 2011, the underwriter exercised the over-allotment option to purchase 652,500 additional warrants at a price of $0.082 per additional warrant for gross proceeds of $54,377(C$53,505) and net proceeds of $44,788. Pursuant to the terms of the underwriting agreement, the underwriters collectively received an aggregate cash commission equal to 6% of the gross proceeds or $3,263 (C$3,210).

Stock options

On March 11, 2011, the Company granted 150,000 stock options to an officer of the Company. These stock options are exercisable at $1.04, expire on March 11, 2014 and vest in accordance with the Company’s stock option plan at 37,500 stock options on each of June 1, 2011, September 1, 2011, December 1, 2011 and March 1, 2012. The fair value of these stock options was estimated at the date of grant using the the Black Scholes pricing model with the following assumptions: risk free interest rate – 2.19%, expected dividend yield- 0%, volatility factor - 96%, and expected life - 2 years. Using these assumptions, the fair value of these stock options granted amounted to $95,049.

Between August 24 and August 29, 2011, the Company granted options to purchase an aggregate total of 1,500,000 shares of its common stock to two officers, 14 employees and consultants of the Company. These stock options are exercisable at approximately $1.15 (C$1.15) per share and expire between August 23 and August 28, 2016 and vest in accordance with the Company’s stock option plan and 337,500 of these stock options vest on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012, and 25,000 of these stock options vest on November 29, 2011, February 29, 2012, May 29, 2012, August 29, 2012, November 29, 2012 and February 28, 2013.

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2010	4,393,334	$0.56
Granted	550,000	0.67
Exercised	(458,334)	0.36
Expired	(1,015,000)	0.60
Balance at January 31, 2011	3,470,000	0.59
Granted	1,650,000	1.14
Exercised	(1,142,500)	0.45
Expired	(300,000)	1.10
Balance at October 31, 2011	3,677,500	$0.84

The weighted average fair value per stock option granted during the nine months ended October 31, 2011 was $0.52.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 – CAPITAL STOCK, continued

Stock options (continued):

At October 31, 2011, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
100,000	$ 0.675	September 1, 2012
100,000	$ 1.13	November 13, 2012
60,000	$ 0.25	March 26, 2013
150,000	$ 0.35	October 28, 2013
137,500	$ 0.80	January 7, 2014
680,000	$ 0.37	February 10, 2014
150,000	$ 1.04	March 11, 2014
400,000	$ 0.855	January 19, 2015
400,000	$ 0.64 (C$ 0.64)	May 10, 2015
1,350,000	$ 1.15 (C$ 1.15)	August 23, 2016
150,000	$ 1.15 (C$ 1.15)	August 28, 2016
3,677,500

The fair value of stock options granted during the nine months ended October 31, 2011 was $856,744 (October 31, 2010 - $nil) and is being recognized as an expense over their respective vesting periods. At October 31, 2011 1,927,500 (January 31, 2011 – 2,995,000) stock options were exercisable.

Total stock-based compensation recognized during the three and nine month periods ended October 31, 2011 was $210,353 and $396,042 (three and nine months ended October 31, 2010 - $118,995 and $488,697). Stock-based compensation has been recorded in the consolidated statements of operations as follows, with corresponding additional paid-in capital recorded in stockholders' equity:

	Three Months	Three Months	Nine	Nine Months
	Ended	Ended	Months Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010

Consulting fees	$157,140	$118,995	$342,829	$488,697
Mineral property interests	40,860	-	40,860	-
Salaries and benefits	12,353	-	12,353	-
	$210,353	$118,995	$396,042	$488,697

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 – CAPITAL STOCK, continued

Stock options (continued):

The following range of weighted average assumptions were used for the Black-Scholes valuations of stock options granted during the nine months ended October 31, 2011 and October 31, 2010:

	Nine	Nine
	Months	Months
	Ended	Ended
	October 31,	October 31,
	2011	2010
Risk-free interest rate	1.31-%2.19%	2.65%
Expected life of options	3-5 years	5 years
Annualized volatility	86-96%	93%
Dividend rate	0%	0%

As at October 31, 2011, the aggregate intrinsic values of all outstanding, vested stock options and exercised stock options were $767,300 and $614,700 respectively.

NOTE 8 - SEGMENTED INFORMATION

At October 31, 2011 and January 31, 2011, the Company operated in two reportable segments. Identifiable assets, and net loss in each geographic area are as follows:

	October 31,	January 31,
	2011	2011

Identifiable assets
Canada	$10,958,417	$6,035,574
Argentina	1,018,375	927,594
	$11,976,792	$6,963,168

	Three Months	Three Months	Nine	Nine Months
	Ended	Ended	Months Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2011	2010	2011	2010

Loss for the period
Canada	$641,301	$238,700	$1,587,183	$1,222,478
Argentina	946,906	336,793	5,501,112	2,503,525
	$1,588,207	$575,493	$7,088,295	$3,726,003

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010
(Stated in U.S. Dollars)
(Unaudited)

NOTE 9 – SUBSEQUENT EVENTS

a)	Exercise of stock options

On November 2, 2011, the Company's President exercised 100,000 stock options pursuant to which he purchased 100,000 common shares of the Company's common shares at an exercise price of $0.37 USD per share for proceeds of $37,000.

b)	Expiration of warrants

On November 27, 2011 1,731,510 of the Company’s warrants exercisable at $0.90 CDN per warrant expired unexercised.